

Thomas R. Evangelista

Chief Technology Officer at Scrapp, LLC

Barnstable County, Massachusetts, United States ·

Contact info

177 connections

Scrapp, LLC

Wentworth Institute of Technology

Experience

Chief Technology Officer
Scrapp, LLC · Full-time
Jul 2020 – Present · 1 yr 4 mos
Bourne, Massachusetts, United States

President & Chief Operating Officer
Nijoto · Full-time
Jan 2018 – Present · 3 yrs 10 mos
Bourne, MA

Software Engineering Co-Op
Hydroid, Inc. · Full-time
Sep 2019 – Dec 2019 · 4 mos
Pocasset, Massachusetts, United States

Software Engineering Co-op
Hydroid, Inc.
Jan 2019 – May 2019 · 5 mos
Pocasset, Massachusetts, United States

Education

Wentworth Institute of Technology
Master of Science - MS, Project Management
2020 – 2021

Wentworth Institute of Technology
Bachelor's degree, Computer Science, Magna Cum Laude
2016 – 2020

Falmouth Academy
High School Diploma, General
2012 – 2016

Licenses & certifications

Managing Globally
LinkedIn
Issued Mar 2021 · No Expiration Date